The information contained herein does not constitute an offer or solicitation for the purchase or sale of Fund shares.  The Fund’s shares are not offered directly to the general public.  The Fund’s shares are offered only to certain insurance-company account holders.

THE MERGER FUND VL

Portfolio Update as of 3/31/10

WESTCHESTER CAPITAL MANAGEMENT, INC.
Westchester Capital Management, Inc., a registered investment adviser since 1980, is the Fund's investment adviser.  Westchester Capital and its affiliates also manage merger-arbitrage programs for private investment partnerships; The Merger Fund®, a registered investment company; and sub-advise the Dunham Monthly Distribution Fund, another registered investment company.

GOAL
Seeks to achieve capital growth by engaging in merger arbitrage.  Under normal market conditions, the Fund will invest at least 80% of its assets in the equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.

PORTFOLIO MANAGERS
Frederick W. Green  Fred has served as President of the Adviser since 1980 and also serves as the President and a Trustee of the Fund.
Roy D. Behren  A former attorney with the Securities and Exchange Commission, Roy has been an arbitrage analyst for the Adviser since 1994.  In January 2007 he was named co-manager of the Fund.  He also serves as the Fund’s CCO.
Michael T. Shannon  Mike joined the Adviser in 1996 and has served as its Director of Research.  He was named co-manager of the Fund in January 2007.

Quarterly Fund Performance Since Inception (%)
	1Q	2Q	3Q	4Q	Total
2004	n/a	-0.1*	+0.9	+5.2	+6.0
2005	+1.0	+1.8	+2.4	-0.7	+4.5
2006	+5.8	+4.9	+3.0	+2.1	+16.6
2007	+3.2	+2.7	-0.2	-3.5	+2.1
2008	-1.8	+4.3	+2.0	-0.6	+3.8
2009	+4.3	+2.6	+2.5	+2.0	+11.8
2010	+2.1				+2.1
* from 5/26/04

Portfolio Characteristics
Inception Date	5/26/2004
Net Assets	$9.9m
Total Assets in Strategy	$2.9b
Number of Holdings	48
Long Positions as % of Net Assets	83%

Largest Positions
TARGET/LONG POSITION	ACQUIRER/SHORT POSITION
XTO Energy Inc.	Exxon Mobil Corp.
Smith International, Inc.	Schlumberger NV
Millipore Corp.	Merck KGaA
Terra Industries Inc.	CF Industries Holdings Inc./ Yara International ASA
Brink’s Home Security Holdings Inc.	Tyco International Ltd.

Top Sectors
Energy	23.7%
Materials	17.7%
Health Care	15.1%
Financials	11.1%
Information Technology	10.2%

Geographical Allocation
United States	70.1%
Australia	13.0%
Europe	10.0%
Asia	2.2%
Canada	1.4%
South America	0.9%
Other	2.4%

The performance figures shown above represent past performance and do not guarantee future results. The Fund’s share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. Current month-end performance is available by calling (800) 343-8959.

Before investing in The Merger Fund VL, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, contact a participating insurance company. Please read it carefully.